                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          NeXstar Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65333B106
                                   -----------
                                 (CUSIP Number)

                                 Stephen Distler
                            E.M. Warburg Pincus & Co.
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                               September 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D
CUSP No. 65333B106
         ---------



----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus Investors, L.P.                     ID# 13-3549187
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- -----------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,375,438
       PERSON
        WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,375,438
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,375,438
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSP No. 65333B106
         ---------



----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus Capital Partners, L.P.               ID# 13-3181601
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- -----------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,375,438
       PERSON
        WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,375,438
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,375,438
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSP No. 65333B106
         ---------



----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus & Co.                               ID# 13-6358475
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- -----------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,375,438
       PERSON
        WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,375,438
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,375,438
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSP No. 65333B106
         ---------



----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            E.M. Warburg, Pincus & Co., LLC                     ID# 13-3536050
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- -----------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,375,438
       PERSON
        WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,375,438
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,375,438
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 OO
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
CUSP No. 65333B106
         ---------



----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Warburg, Pincus Capital Partners Liquidating Trust   ID# 13-7130441
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- -----------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       8,375,438
       PERSON
        WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     8,375,438
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                8,375,438
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 OO
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

         This Amendment No. 2 amends and restates the Schedule 13D filed by Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), Warburg, Pincus Capital Partners, L.P., a Delaware limited partnership ("WPCP"), Warburg, Pincus & Co., a New York general partnership ("WP") and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company (as successor in interest to E.M. Warburg, Pincus & Company) ("EMW LLC"), on March 3, 1995 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $.01 per share ("Company Common Stock"), of NeXstar Pharmaceuticals, Inc. (formerly known as NeXagen, Inc.), a Delaware corporation (the "Company"). This Amendment No. 2 further amends the Schedule 13D to add Warburg, Pincus Capital Partners Liquidating Trust ("WPCP Liquidating Trust"), as a member of the group filing the Schedule 13D. As of the date hereof, of the Reporting Entities (defined below), only WPI and WPCP Liquidating Trust have a direct ownership interest in the Company. Prior to consummation of the WPCP Liquidating Distribution (defined below) only WPI and WPCP had a direct ownership interest in the Company.

Item 1.  Security and Issuer.
-------  --------------------

         This statement relates to the Common Stock, par value $.01 per share, of the Company. The principal executive offices of the Company are located at 2860 Wilderness Place, Boulder, Colorado 80301.

Item 2.  Identity and Background.
-------  ------------------------

         (a) This statement is filed by WPI, WPCP, WP, EMW LLC and WPCP Liquidating Trust (collectively, the "Reporting Entities"). WPI is a Delaware limited partnerships engaged in making venture capital and related investments. WPCP is a Delaware limited partnership that, until September 30, 1997, was engaged in making venture capital and related investments. As described more fully below, on September 30, 1997, the operations of WPCP ceased and as of September 30, 1997 all of its assets, including the Company Common Stock held by it, were distributed (the "WPCP Liquidating Distribution") to its limited partners and to WPCP Liquidating Trust. The sole general partner of both WPI and WPCP is WP. EMW LLC manages WPI and, prior to September 30, 1997, managed WPCP. The members of EMW LLC are substantially the same as the partners of WP. Lionel
I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP has a 20% interest in the profits of WPI and an approximately 26% interest in the assets held by WPCP Liquidating Trust. The general partners of WP and the members of EMW LLC are described in Schedule I hereto. The trustees of WPCP Liquidating Trust are Lionel I. Pincus, John L. Vogelstein and Stephen Distler, each of whom is also affiliated with others of the Reporting Entities as set forth on Schedule I hereto.

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of WPI is (and, prior to consummation of the WPCP Liquidating Distribution, WPCP was) that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPI, WPCP, Warburg, Pincus Capital Company, L.P., Warburg Pincus Ventures, L.P. and Warburg, Pincus Ventures International. The principal business of EMW LLC is acting as manager of WPI, WPCP, Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Ventures, L.P. The principal business of WPCP Liquidating Trust is to manage the orderly liquidation of the assets formerly held by WPCP.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners, members or trustees referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners, members or trustees referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         As more fully described below in response to Items 4, 5 and 6, the shares of Company Common Stock originally acquired by WPCP were the result of a conversion of shares of the common stock, par value $.01 per share, of Vestar, Inc. ("Vestar Common Stock"), a Delaware corporation ("Vestar"), pursuant to the terms of the Vestar Merger Agreement (as defined below). No consideration was paid for this conversion other than the shares of Vestar Common Stock so converted.

         The aggregate purchase price for the shares of Common Stock purchased by WPI from Genentech, Inc. ("Genentech") was $3,519,000, and was furnished from the working capital of WPI.

        The shares of Company Common Stock acquired by WPI in connection with the Supragen Merger (as defined below) were the result of a conversion, pursuant to the terms of the Supragen Merger Agreement (as defined below), of shares of (i) the common stock, par value $.01 per share, of Supragen, Inc. (the "Supragen Common Stock"), a Delaware corporation ("Supragen"), and (ii) the preferred stock, par value $1.00 per share, of Supragen
(the "Supragen Preferred Stock"). No consideration was paid for this conversion other than the shares of Supragen Common Stock and Supragen Preferred Stock so converted.

         The shares of Company Common Stock acquired by WPCP Liquidating Trust were the result of the WPCP Liquidating Distribution.

Item 4.  Purpose of Transaction.
------   ----------------------

         Prior to the merger described below, WPI had beneficially owned 3,020,755 shares of Company Common Stock, and WPCP had beneficially owned 6,534,184 shares of Vestar Common Stock, including 1,426,470 shares of Vestar Common Stock issuable upon the exercise of warrants held by WPCP.

         On February 21, 1995, pursuant to an Agreement and Plan of Merger dated as of October 30, 1994 (the "Vestar Merger Agreement") among NeXagen, Inc., a Delaware corporation ("NeXagen"), Neptune Merger-Sub Corp., a Delaware corporation and a wholly owned subsidiary of NeXagen ("Sub"), and Vestar, Sub was merged with and into Vestar (such transaction, the "Vestar Merger"). The description of the Vestar Merger Agreement contained herein is qualified in its entirety by reference to the Vestar Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference. The Vestar Merger Agreement was approved by the stockholders of Vestar at a special meeting held on February 21, 1995. An amendment to NeXagen's Amended and Restated Certificate of Incorporation (i) increasing the number of authorized shares of common stock to 35,000,000 and (ii) changing the name of NeXagen to "NeXstar Pharmaceuticals, Inc." was approved by the stockholders of NeXagen at a special meeting held on February 21, 1995. Pursuant to the Vestar Merger Agreement, each share of Common Stock of Vestar was canceled and converted into the right to receive 0.88 shares of Company Common Stock, par value $.01 per share (the "Exchange Ratio"). No fractional shares were issued. In lieu of fractional shares, the Company paid each shareholder in cash (without interest) an amount equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the exchange agent on behalf of all such holders of the aggregate fractional Company Common Stock issued pursuant to the Vestar Merger Agreement. Following the Vestar Merger, the Reporting Entities became the Company's largest stockholders.

        On February 22, 1995, WPI purchased 612,000 shares of Company Common Stock directly from Genentech at $5.75 per share, for an aggregate purchase price of $3,519,000. This purchase was effected because of the Reporting Entities' continued belief that the Company represented an attractive investment. Messrs. Rodman W. Moorhead, III and James E. Thomas are general partners of WP and members of EMW LLC, and are affiliated with others of the Reporting Entities as set forth on Schedule I. Prior to the Merger, both
Mr. Moorhead and Mr. Thomas served on the Company's Board of Directors and the Vestar Board of Directors as nominees of WPI and WPCP, respectively, and disclaimed beneficial ownership of the stock of the Company owned by WPI and the stock of Vestar owned by WPCP. Following the Merger, pursuant to the terms of the Merger Agreement and a separate agreement between the Company and WPI (as more fully described in Item 6 below), Mr. Moorhead serves on the Company's Board of Directors as the nominee of WPI. Mr. Moorhead disclaims beneficial ownership of the Company Common Stock owned by WPI.

         On September 8, 1995, pursuant to an Agreement and Plan of Merger dated as of August 29, 1995 (the "Supragen Merger Agreement") among the Company, Supra-Sub Merger Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Supra-Sub"), and Supragen, Supra-Sub was merged with and into Supragen (the "Supragen Merger"). The description of the Supragen Merger Agreement contained herein is qualified in its entirety by reference to the Supragen Merger Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference. Pursuant to the Supragen Merger Agreement, each share of Supragen Common Stock has been canceled and converted into the right to receive 0.10274 shares of Company Common Stock, and each share of Supragen Preferred Stock has been canceled and converted into the right to receive 58.56621 shares of Company Common Stock. As of August 29, 1995, WPI had beneficially owned 2,100,000 shares of Supragen Common Stock and 7,500 shares of Supragen Preferred Stock and, accordingly, received 655,000 shares of Company Common Stock in the Supragen Merger.

         On March 27, 1997, the Company issued to WPI a warrant to purchase 125,000 shares of Company Common Stock as consideration for the guarantee by and affiliate of WPI of a $15 million revolving credit facility extended to the Company by Bank of Boston.

         On September 30, 1997, the partnership agreement of WPCP terminated. In connection with such termination, WPCP "net exercised" a warrant held by it (which warrant was exercisable for 1,035,294 shares of Company Common Stock) and had the 753,577 shares issued upon such net exercise delivered to WPCP Liquidating Trust. Concurrently therewith, WPCP distributed to certain of its limited partners, 1,325,682 shares of Company Common Stock, and to WPCP Liquidating Trust, all remaining shares of Company Common Stock then held by it (3,209,106 shares). Following the WPCP Liquidating Distribution, the Reporting Entities continued to be the Company's largest stockholders.

         The Reporting Entities (other than WPCP and WPCP Liquidating Trust) may from time to time acquire additional shares of Company Common Stock or dispose of shares of Company Common Stock through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Company Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except as set forth herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) As of the date of this Report, (i) WPI has direct ownership of 4,412,755 shares of Company Common Stock, including 125,000 shares issuable upon exercise of a warrant, (ii) WPCP Liquidating Trust has direct ownership of 3,962,683 shares of Company Common Stock and (iii) WPCP owns no shares of Company Common Stock (the 4,412,755 shares of Company Common Stock owned directly by WPI and the 3,962,683 shares of Company Common Stock owned directly by WPCP Liquidating Trust are collectively referred to as the "Shares"). As of the date of this Report, WPCP ceased to be a Reporting Entity.

By reason of the provisions of Rule 13d-3 under the Act, the Reporting Entities may together be deemed to own beneficially the shares of Common Stock owned by WPI and WPCP Liquidating Trust. The shares of Company Common Stock held by the Reporting Entities represent approximately 32.0% of the outstanding shares of Company Common Stock.

         (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of the Shares held by them.

         (c) Except for the receipt by WPCP Liquidating Trust of shares of Company Common Stock in connection with the termination of WPCP, none of the Reporting Entities nor, to the best of their knowledge, any person listed in
Schedule I hereto, has effected any transactions in the Company Common Stock during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

         Pursuant to the provisions of a letter agreement, dated November 19, 1993, between the Company and WPI (the "Director Designation Agreement"), attached hereto as Exhibit 2 and incorporated herein by reference, the Company will nominate and use its best efforts to have elected as directors two directors designated by WPI while WPI owns more than 20% of the outstanding Company Common Stock, and to nominate and use its best efforts to have elected as a director one director designated by WPI while WPI owns more than 10% but less than 20% of the outstanding Company Common Stock. WPI has waived, until further notice, its right pursuant to such Director Designation Agreement to designate a second member of the Company's Board of Directors.

         Except for the Director Designation Agreement described above, no arrangement exists with the Reporting Entities for the voting of the Company Common Stock.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

Exhibit 1 Merger Agreement, dated as of October 30, 1994, among NeXagen, Inc. (currently known as NeXstar Pharmaceuticals,
                Inc.),   Neptune  Merger-Sub  Corp.  and  Vestar,  Inc.
                (Incorporated by reference fromthe Exhibits to Schedule 13D filed by the Reporting Entities on March 3, 1995.)

Exhibit 2 Letter Agreement, dated November 19, 1993, by and between NeXagen, Inc. and Warburg, Pincus Investors, L.P. (Incorporated by reference from the Exhibits to Schedule 13D filed by the Reporting Entities on March 3, 1995.)

Exhibit 3 Agreement and Plan of Merger, dated as of August 29, 1995, among NeXstar Pharmaceuticals, Inc., Supra-Sub Merger Corp. and Supragen, Inc. (Incorporated by reference from the Exhibits to Schedule 13D filed by the Reporting Entities on September 14, 1995.)

Exhibit 4 Joint Filing Agreement, dated as of October 31, 1997, by and among the Reporting Entities.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1997

                                        WARBURG, PINCUS INVESTORS, L.P.

                                        By:      Warburg, Pincus & Co., General
                                                 Partner

                                        By:      /s/ Stephen Distler
                                                 Partner


                                        WARBURG, PINCUS CAPITAL PARTNERS, L.P.

                                        By:      Warburg, Pincus & Co., General
                                                 Partner

                                        By:      /s/ Stephen Distler
                                                 Partner


                                        WARBURG, PINCUS & CO.

                                        By:      /s/ Stephen Distler
                                                 Partner


                                        E.M. WARBURG, PINCUS & CO., LLC

                                        By:      /s/ Stephen Distler
                                                 Member


                                        WARBURG, PINCUS CAPITAL PARTNERS
                                        LIQUIDATING TRUST

                                        By:      /s/ Stephen Distler
                                                 Trustee

                                                                SCHEDULE I

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------

                                  Present Principal Occupation
Name                              in Addition to Position with WP
----                              -------------------------------

Susan Black                       Managing Director and Member, EMW LLC

Christopher W. Brody              Managing Director and Member, EMW LLC

Harold Brown                      Senior Managing Director and  Member, EMW LLC

Errol M. Cook                     Managing Director and Member, EMW LLC

W. Bowman Cutter                  Managing Director and Member, EMW LLC

Elizabeth B. Dater                Managing Director and Member, EMW LLC

Stephen Distler                   Managing Director, Member and Treasurer,
                                  EMW LLC

Harold W. Ehrlich                 Managing Director and Member, EMW LLC

Louis G. Elson                    Managing Director and Member, EMW LLC

John L. Furth                     Vice Chairman of the Board and Member,
                                  EMW LLC

Stewart K.P. Gross                Managing Director and Member, EMW LLC

Patrick T. Hackett                Managing Director and Member, EMW LLC

Jeffrey A. Harris                 Managing Director and Member, EMW LLC

Robert S. Hillas                  Managing Director and Member, EMW LLC

A. Michael Hoffman                Managing Director and Member, EMW LLC

William H. Janeway                Managing Director and Member, EMW LLC

Douglas M. Karp                   Managing Director and Member, EMW LLC

Charles R. Kaye                   Managing Director and Member, EMW LLC

Henry Kressel                     Managing Director and Member, EMW LLC

Joseph P. Landy                   Managing Director and Member, EMW LLC

Sidney Lapidus                    Managing Director and Member, EMW LLC

Kewsong Lee                       Managing Director and Member, EMW LLC

Reuben S. Leibowitz               Managing Director and Member, EMW LLC

Brady T. Lipp                     Managing Director and Member, EMW LLC

Stephen J. Lurito                 Managing Director and Member, EMW LLC

Spencer S. Marsh III              Managing Director and Member, EMW LLC

Lynn C. Martin                    Managing Director and Member, EMW LLC

Edward J. McKinley                Managing Director and Member, EMW LLC

Rodman W. Moorhead III            Senior Managing Director and Member, EMW LLC

Howard H. Newman                  Managing Director and Member, EMW LLC

Gary D. Nusbaum                   Managing Director and Member, EMW LLC

Anthony G. Orphanos               Managing Director and Member, EMW LLC

Dalip Pathak                      Managing Director and Member, EMW LLC

Daphne D. Philipson               Managing Director and Member, EMW LLC

Lionel I. Pincus                  Chairman of the Board, CEO, and Managing
                                  Member, EMW LLC; and Managing Partner
                                  Pincus & Co.

Eugene L. Podsiadlo               Managing Director and Member, EMW LLC

Ernest H. Pomerantz               Managing Director and Member, EMW LLC

Brian S. Posner                   Managing Director and Member, EMW LLC

Arnold M. Reichman                Managing Director and Member, EMW LLC

Roger Reinlieb                    Managing Director and Member, EMW LLC

John D. Santoleri                 Managing Director and Member, EMW LLC

Steven G. Schneider               Managing Director and Member, EMW LLC

Sheila N. Scott                   Managing Director and Member, EMW LLC

Peter Stalker III                 Managing Director and Member, EMW LLC

David A. Tanner                   Managing Director and Member, EMW LLC

James E. Thomas                   Managing Director and Member, EMW LLC

John L. Vogelstein                Vice Chairman of the Board and Member, EMW LLC

Elizabeth H. Weatherman           Managing Director and Member, EMW LLC

George U. Wyper                   Managing Director and Member, EMW LLC

Pincus & Co.*

NL & Co.**

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW LLC.

** NL & Co. is a New York limited partnership whose primary activity is ownership interest in WP.

                               Members of EMW LLC
                               ------------------
                                   Present Principal Occupation in
Name                               Addition to Position with EMW LLC
----                               ---------------------------------


Susan Black                        Partner, WP

Christopher W. Brody               Partner, WP

Harold Brown                       Partner, WP

Dale C. Christensen (1)

Errol M. Cook                      Partner, WP

W. Bowman Cutter                   Partner, WP

Elizabeth B. Dater                 Partner, WP

Stephen Distler                    Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                  Partner, WP

Louis G. Elson                     Partner, WP

John L. Furth                      Partner, WP

Stewart K.P. Gross                 Partner, WP

Patrick T. Hackett                 Partner, WP

Jeffrey A. Harris                  Partner, WP

Robert S. Hillas                   Partner, WP

A. Michael Hoffman                 Partner, WP

William H. Janeway                 Partner, WP

Douglas M. Karp                    Partner, WP

Charles R. Kaye                    Partner, WP

Richard H. King (2)


-----------------------
(1)   Citizen of Canada
(2)   Citizen of United Kingdom

Henry Kressel                      Partner, WP

Joseph P. Landy                    Partner, WP

Sidney Lapidus                     Partner, WP

Kewsong Lee                        Partner, WP

Reuben S. Leibowitz                Partner, WP

Brady T. Lipp                      Partner, WP

Stephen J. Lurito                  Partner, WP

Spencer S. Marsh III               Partner, WP

Lynn C. Martin                     Partner, WP

Edward J. McKinley                 Partner, WP

Rodman W. Moorhead III             Partner, WP

Howard H. Newman                   Partner, WP

Gary D. Nusbaum                    Partner, WP

Anthony G. Orphanos                Partner, WP

Dalip Pathak                       Partner, WP

Philip C. Percival (2)

Daphne D. Philipson                Partner, WP

Lionel I. Pincus                   Managing Partner, WP; and
                                   Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                Partner, WP

Ernest H. Pomerantz                Partner, WP

Brian S. Posner                    Partner, WP

Arnold M. Reichman                 Partner, WP

Roger Reinlieb                     Partner, WP

Steven G. Schneider                Partner, WP

John D. Santoleri                  Partner, WP

Sheila N. Scott                    Partner, WP

Dominic H. Shorthouse (2)

Peter Stalker III                 Partner, WP

Chang Q. Sun (3)

David A. Tanner                   Partner, WP

James E. Thomas                   Partner, WP

John L. Vogelstein                Partner, WP

Elizabeth H. Weathermen           Partner, WP

George U. Wyper                   Partner, WP

Pincus & Co.*

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW LLC.


----------------------
(3)  Citizen of People's Republic of China